SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 2)

OFFICIAL PAYMENTS HOLDINGS, INC.

(Name of Subject Company)

OFFICIAL PAYMENTS HOLDINGS, INC.

(Name of Person Filing Statement)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

676235104

(CUSIP Number of Class of Securities)

Alex P. Hart

President and Chief Executive Officer

3550 Engineering Drive

Suite 400

Norcross, GA 30092

(770) 325-3100

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

David Breach

Jeffrey Symons

Kirkland & Ellis LLP

601 Lexington Avenue

New York, New York 10022

(212) 446-4800

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Schedule 14D-9 filed with the Securities and Exchange Commission on October 4, 2013 by Official Payments Holdings, Inc., a Delaware corporation (the “Company”), as amended by Amendment No. 1 on October 18, 2013 (the “Schedule 14D-9”), relating to the tender offer by ACI Worldwide, Inc., a Delaware corporation (“ACI”), to purchase all of the issued and outstanding shares of common stock of the Company (“Shares”) at a price per Share equal to $8.35 in cash, net to the seller, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 4, 2013 and in the related Letter of Transmittal.

The information in the Schedule 14D-9 is incorporated in this Amendment No. 2 by reference to all of the applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided in this Amendment No. 2. Capitalized terms used in this Amendment No. 2 without definition shall have the meanings specified in the Schedule 14D-9.

Reasons for the Recommendation of the Company Board

Item 4.	The Solicitation or Recommendation.

Item 4, “The Solicitation or Recommendation” is hereby amended as follows:

Background of the Offer; Reasons for the Recommendation of the Company Board.

Reasons for the Recommendation of the Company Board.

The heading “William Blair Fairness Opinion” on page 20 of the Schedule 14D-9 is hereby amended and restated in its entirety to read as follows:

•	“William Blair Fairness Opinion. The Company Board considered the financial analysis provided by William Blair, including its opinion that, as of September 21, 2013, and based upon and subject to the qualifications, limitations and assumptions stated in its opinion, the Offer Price to be paid to the holders of Shares pursuant to the Merger Agreement, was fair, from a financial point of view, to such holders. In considering this analysis and opinion, the Company Board noted that while the Offer Price was below some of the valuation ranges implied by the selected public company analysis, the discounted cash flow analysis and the leveraged acquisition analysis, it was also within or above some of the other valuation ranges implied by these analyses and was within or above the valuation ranges implied by the selected precedent transaction analysis. The Company Board did not draw any conclusions from any individual factor in isolation and took into account the valuation analyses and ranges as a whole. For more information about William Blair’s opinion, see below under the heading “—Opinion of the Company’s Financial Advisor.”

Item 8.	Additional Information.

Item 8, “Additional Information” is hereby amended as follows:

Additional Information.

Appraisal Rights.

The last paragraph of the section “Appraisal Rights”, immediately prior to heading Written Demand by the Record Holder, appearing on pages 32 of the Schedule 14D-9 is hereby amended and restated in its entirety to read as follows:

“If a stockholder elects to exercise appraisal rights under Section 262 of the DGCL, such stockholder must do all of the following:

•	on or prior to the first business day occurring on or after the date on which the Merger Sub shall have accepted the Shares for payment in the Offer (which is expected to occur on November 4, 2013, assuming that the Merger Sub shall have accepted the Shares for payment immediately following the Expiration Time at midnight at the end of the day on November 1), deliver to the Company at the address indicated below a written demand for appraisal of Shares held, which demand must reasonably inform the Company of the identity of the stockholder and that the stockholder is demanding appraisal;

•	not tender the Shares in the Offer; and

•	continuously hold the Shares from the date on which the demand for appraisal is made though the Effective Time.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

OFFICIAL PAYMENTS HOLDINGS, INC.

By:	/s/ ALEX P. HART
Name:	Alex P. Hart
Title:	President and Chief Executive Officer

Dated: October 22, 2013